David E. Coffey C.P.A.

6767 West Tropicana Suite 216

Las Vegas, NV 89103

Coffee Pacifica, Inc.

Las Vegas, Nevada

    This letter will acknowledge my agreement to include or refer to the financial statements which I have audited for the cumulative period ended as of August 31, 2002, in the filing of the SB-2 Registration dated December 3, 2002, with the Securities and Exchange Commission.

Sincerely,

/s/ David E. Coffey

David E. Coffey C.P.A.

December 3, 2002